SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

ChipMOS TECHNOLOGIES (Bermuda) LTD.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: March 10, 2016	By	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & Chief Executive Officer

Contacts: In Taiwan Dr. S.K. Chen ChipMOS TECHNOLOGIES (Bermuda) LTD. +886-6-507-7712 s.k._chen@chipmos.com	In the U.S. David Pasquale Global IR Partners +1-914-337-8801 dpasquale@globalirpartners.com

ChipMOS REPORTS FOURTH QUARTER AND FULL YEAR 2015 RESULTS

Full Year 2015 Highlights (as compared to the Full Year 2014):

•	Net Revenue of US$606.0 Million Compared to US$671.1 Million

•	Gross Profit of US$126.1 Million Compared to US$159.3 Million

•	Gross Margin of 20.8% Compared to 23.7%

•	Net Earnings of US$1.05 Per Basic Common Share and US$1.04 Per Diluted Common Share Compared to US$1.72 Per Basic Common Share and US$1.68 Per Diluted Common Share. 2015 Net Earnings Per Common Share Were Offset by Approximately US$0.20 Due to the Negative Impact in 4Q 2015 of An Additional US$2.0 million in Expenses Primarily Related to the Proposed Merger of ChipMOS Bermuda and ChipMOS Taiwan; and The Accrual of An Additional US$6.1 million In Income Tax Expense from Unappropriated Earnings at ChipMOS Taiwan.

•	Completed Merger of ChipMOS Taiwan and ThaiLin Semiconductor Corp.

•	Reached Agreement to Merge ChipMOS Bermuda with ChipMOS Taiwan.

•	Generated US$164.6 Million Cash from Operations

•	Used US$44.3 million in the repurchase of ChipMOS Bermuda and ChipMOS Taiwan Shares.

•	Authorized New ChipMOS Taiwan 15 Million-Share Repurchase Program in February 2016.

•	Reduced Debt by US$4.6 Million in 2015.

•	Paid Dividend of US$25.6 million to ChipMOS Taiwan Minority Shareholders and Dividend of US$0.14 Per Share in ChipMOS Bermuda

•	Invested US$111.1 Million in CapEx in 2015

•	Reached Strategic Agreement for Tsinghua Unigroup to Invest Approximately NT$12.0 billion (Approximately US$366.0 Million) in ChipMOS Taiwan, With 99.3% of the Shares Voted in Favor of the Private Placement, Representing Approximately 88.7% of the Total Shares Outstanding in ChipMOS Taiwan on Jan. 28, 2016.

Hsinchu, Taiwan - 03/11/2016 - ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (Nasdaq: IMOS), an industry leading provider of outsourced semiconductor assembly and test services (“OSAT”), today reported unaudited consolidated financial results for the fourth quarter and full year ended December 31, 2015. All U.S. dollar figures in this release are based on the exchange rate of NT$32.79 against US$1.00 as of December 31, 2015.

Net revenue for the fourth quarter of 2015 was NT$4,755.0 million or US$145.0 million, a decrease of 1.5% from NT$4,827.1 million or US$147.2 million in the third quarter of 2015 and a decrease of 18.0% from NT$5,796.4 million or US$176.8 million for the same period in 2014. This is better than the high-end of the Company’s guidance, which called for revenue to decrease approximately 4% to 9%, as compared to the third quarter of 2015, and as compared to the typical 10% seasonal decline for the same period.

Net income for the fourth quarter of 2015 was NT$65.9 million or US$2.0 million, and NT$2.42 or US$0.07 per basic common share and NT$2.38 or US$0.07 per diluted common share, as compared to net income for the third quarter of 2015 of NT$454.4 million or US$13.9 million, and NT$16.11 or US$0.49 per basic common share and NT$15.85 or US$0.48 per diluted common share, and compared to net income in the fourth quarter of 2014 of NT$589.1 million or US$18.0 million, and NT$20.31 or US$0.62 per basic common share and NT$19.88 or US$0.61 per diluted common share. Fourth quarter of 2015 net earnings per common share were offset by approximately US$0.20 due to the negative impact of an additional US$2.0 million in expenses primarily related to the proposed merger of ChipMOS Bermuda and ChipMOS Taiwan; and the accrual of an additional US$6.1 million in income tax expense from unappropriated earnings at ChipMOS Taiwan.

Net revenue for the fiscal year ended December 31, 2015 was NT$19,869.4 million or US$606.0 million, a decrease of 9.7% from NT$22,005.1 million or US$671.1 million for the fiscal year ended December 31, 2014. Net income for the fiscal year ended December 31, 2015 was NT$970.1 million or US$29.6 million, and NT$34.49 or US$1.05 per basic and NT$33.95 or US$1.04 per diluted common share, compared to net income for the fiscal year ended December 31, 2014 was NT$1,663.2 million or US$50.7 million, and NT$56.33 or US$1.72 per basic and NT$54.99 or US$1.68 per diluted common share. Full year 2015 net earnings per common share were offset by approximately US$0.20 due to the negative impact in the fourth quarter of an additional US$2.0 million in expenses primarily related to the proposed merger of ChipMOS Bermuda and ChipMOS Taiwan; and the accrual of an additional US$6.1 million in income tax expense from unappropriated earnings at ChipMOS Taiwan.

The unaudited consolidated financial results of ChipMOS for the fourth quarter ended December 31, 2015 included the financial results of ChipMOS TECHNOLOGIES INC. (“ChipMOS Taiwan”), ChipMOS U.S.A., Inc. and ChipMOS TECHNOLOGIES (BVI) LTD. and its wholly-owned subsidiary ChipMOS TECHNOLOGIES (Shanghai) LTD (“ChipMOS Shanghai”).

S.J. Cheng, Chairman and Chief Executive Officer of ChipMOS, said, “We accomplished a great deal in 2015, as we executed in a very challenging market, with macro economic weakness pressuring the semiconductor industry worldwide. Our leadership in LCD drivers provided some relief as we continued to capture LCD driver assembly and testing volumes. As we look forward, we are more optimistic about 2016. We expect to see an improvement in the LCD driver market, led by the ongoing maturation of the 4K2K opportunity, along with an improvement in macro conditions. There is a dramatic multiplier effect, whereby 4K2K TVs require significantly higher driver content per TV, with 4K2K sets requiring over 2X as many LCD drivers as a typical HD TV. We are also optimistic about the healthier channel inventory of the DRAM and smartphone markets, which will help a recovery in 2016. So, overall, our core business fundamentals remain strong with leadership positions and improving market trends. The other major catalyst for us in 2016 will be the structural initiatives we have been working so diligently on. First and foremost, this includes ChipMOS Bermuda and ChipMOS Taiwan reaching an agreement to merge. The potential benefits to our Company and shareholders are compelling, with the streamlined group structure allowing us to further reduce operating costs and to achieve a more efficient tax structure. We are pleased with the progress we have made to date on both the Taiwan and U.S. sides to meet regulatory and disclosure requirements for the potential merger. We expect to have a shareholder meeting later in the second quarter of 2016, with an internal target of closure in the third quarter of 2016 if everything moves forward without delays. This latest phase of the ongoing streamlining of our group structure follows the successful completion of the merger of our two subsidiaries, ChipMOS Taiwan and ThaiLin Semiconductor Corp., on June 17, 2015. Finally, we are pleased to have reached a milestone strategic agreement for Tsinghua Unigroup to invest approximately NT$12.0 billion (approximately US$366.0 million) in ChipMOS Taiwan. This would serve as a cornerstone in our longer-term growth plan, providing invaluable financial and strategic resources, including established partners to work with in the rapidly evolving domestic China market. While the proposed investment requires approval by Taiwanese regulators, shareholders have already voted, with an overwhelming 99.3% of the shares voted in favor of the private placement, representing approximately 88.7% of the total shares outstanding in ChipMOS Taiwan.”

S.K. Chen, Chief Financial Officer of ChipMOS, said, “Fourth quarter revenue and gross margin were both above the high-end of our guidance, as we benefitted from stable overall utilization at 65%. Fourth quarter of 2015 net earnings per common share were offset by approximately US$0.20 due to the negative impact of an additional US$2.0 million in expenses primarily related to the proposed merger of ChipMOS Bermuda and ChipMOS Taiwan; and the accrual of an additional US$6.1 million in income tax expense from unappropriated earnings at ChipMOS Taiwan. The income tax expense accrual is based on the profit from operations and the payout ratio of net income. We ended 2015 with US$369.9 million in cash and cash equivalents after generating US$164.6 million in cash from operations. As a result, our net debt to equity ratio was -34.4% as of December 31, 2015, with a net cash balance of US$135.5 million. This is after we reduced our debt by another US$4.6 million during 2015, after we paid a dividend of US$0.14 per share, after CapEx of US$111.1 million, and after we repurchased US$44.3 million in shares at ChipMOS and ChipMOS Taiwan combined.”

Selected Operations Data

	4Q15		4Q14		FY15
Revenue by segment
Testing		25%		22%		24%
Assembly		32%		36%		32%
LCD Driver		28%		25%		27%
Bumping		15%		17%		17%
Utilization by segment
Testing		61%		74%		65%
Assembly		60%		80%		61%
LCD Driver		75%		89%		75%
Bumping		63%		81%		67%
Overall		65%		81%		67%
CapEx	US$	29.7 million	US$	48.3 million	US$	111.1 million
Testing		10%		9%		22%
Assembly		22%		25%		24%
LCD Driver		49%		55%		38%
Bumping		19%		11%		16%
Depreciation and amortization expenses	US$	23.7 million	US$	21.7 million	US$	92.2 million

Condensed consolidated statements of cash flows	Year ended Dec. 31, 2015	Year ended Dec. 31, 2014
	US$ million	US$ million
Net cash generated from (used in) operating activities	164.6	183.6
Net cash generated from (used in) investing activities	(137.4)	(101.4)
Net cash generated from (used in) financing activities	(123.7)	(24.2)
Net increase (decrease) in cash and cash equivalents	(96.5)	58.0
Effect of exchange rate changes on cash	0.8	(0.2)
Cash and cash equivalents at beginning of period	465.6	407.8
Cash and cash equivalents at end of period	369.9	465.6

First Quarter and Full Year 2016 Outlook

The Company expects revenue for the first quarter of 2016 to be approximately down in the low single digits, as compared to the fourth quarter of 2015. The Company expects gross margin on a consolidated basis to be in the range of approximately 17% to 21% for the first quarter of 2016. The Company expects depreciation and amortization expenses for the first quarter of 2016 to be approximately US$25 million. Operating expenses are expected to be approximately 9% to 11% of revenues in the first quarter of 2016 primarily resulting from the lower revenue. The Company expects CapEx spending to be approximately US$39 million in the first quarter of 2016. The total number of the Company’s outstanding common shares at the end of the first quarter of 2016 is expected to be approximately 27 million.

The Company prudently expects revenue for the full year 2016 to be approximately flat to up in the single digits, as compared to the full year 2015. The Company expects gross margin on a consolidated basis to be in the range of approximately 16% to 20% for the full year 2016. The Company expects depreciation and amortization expenses for the full year 2016 to be approximately US$105 million. Operating expenses are expected to be approximately 10% to 12% of revenues for the full year 2016, with total CapEx spending to be approximately US$129 million for the full year 2016, including LCD driver bumping assembly and test capacity expansion, in ChipMOS Shanghai.

Investor Conference Call / Webcast Details

ChipMOS will review detailed fourth quarter 2015 results on Thursday, March 10, 2016 at 7:00 PM Eastern Time (8:00 AM Taiwan time, Friday, March 11, 2016). The conference call-in number is +1-201-689-8562. A live webcast of the conference call will be available at ChipMOS’ website at http://www.chipmos.com. The playback is scheduled to be available in 2 hours after the conclusion of the conference call and will be accessible by dialing +1-858-384-5517, with confirmation ID number 13630759.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.:

ChipMOS TECHNOLOGIES (Bermuda) LTD. (“ChipMOS” or the “Company”) (NASDAQ: IMOS) (http://www.chipmos.com) is an industry leading provider of semiconductor assembly and test services. With advanced facilities in Hsinchu and Southern Taiwan Science Parks in Taiwan and Shanghai, China, ChipMOS and its subsidiaries provide assembly and test services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. The Company’s majority-owned subsidiary, ChipMOS Taiwan, is listed on TWSE under Stock Ticker 8150.

Forward-Looking Statements

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors are included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement the consolidated financial results presented in accordance with International Financial Reporting Standards (“IFRS”), ChipMOS uses non-GAAP free cash flow, non-GAAP earnings before interest, taxes, depreciation and amortization (“EBITDA”) and non-GAAP net debt to equity ratio in this press release. The non-GAAP free cash flow represents operating profit plus depreciation, amortization and interest income and less capital expenditures, non-controlling interests, interest expenses, income tax expense and dividend. The non-GAAP EBITDA represents operating profit plus depreciation and amortization. The non-GAAP net debt to equity ratio represents the ratio of net debt, the sum of debt less cash and cash equivalent, divided by equity attributable to equity holders of the Company. These non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently.

The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

ChipMOS considers the use of non-GAAP free cash flow, non-GAAP EBITDA and non-GAAP net debt to equity ratio provides useful information to management to manage the Company’s business and make financial and operational decisions and also to the investors to understand and evaluate the Company’s business and operating performance. For more information on these non-GAAP financial measures, please refer to the table captioned “Reconciliations of Non-GAAP Measures to the Nearest Comparable GAAP Measures” in this press release.

- FINANCIAL TABLES FOLLOW BELOW -

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2015 and Dec. 31, 2014

Figures in Million of U.S. dollars (USD) (1)

Except for Per Share Amounts and Weighted Average Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	USD	USD	USD	USD
Revenue	145.0	176.8	606.0	671.1
Cost of revenue	(117.2)	(132.2)	(479.9)	(511.8)

Gross profit	27.8	44.6	126.1	159.3

Other operating income	1.9	2.9	3.8	5.5
Research and development expenses	(6.7)	(5.4)	(22.8)	(20.7)
Sales and marketing expenses	(0.6)	(0.7)	(2.9)	(3.1)
Administrative and general expenses	(8.0)	(5.9)	(25.0)	(23.0)
Other operating expenses	(0.1)	0.0	(0.3)	(4.4)

Operating profit	14.3	35.5	78.9	113.6

Non-operating income (expenses), net	(0.2)	5.0	6.8	7.6

Profit (loss) before tax	14.1	40.5	85.7	121.2
Income tax benefit (expense)	(9.1)	(9.8)	(28.5)	(31.6)

Profit (loss) for the year	5.0	30.7	57.2	89.6

Attributable to:
Equity holders of the Company	2.0	18.0	29.6	50.7
Non-controlling interests	3.0	12.7	27.6	38.9

	5.0	30.7	57.2	89.6

Profit (loss) for the year	5.0	30.7	57.2	89.6
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(1.6)	0.7	0.8	0.9
Net actuarial losses	(1.2)	(0.5)	(1.2)	(0.4)
Income tax effect	0.2	0.1	0.2	0.1

Total other comprehensive income (loss)	(2.6)	0.3	(0.2)	0.6

Total comprehensive income (loss)	2.4	31.0	57.0	90.2

Attributable to:
Equity holders of the Company	0.5	18.0	29.1	51.0
Non-controlling interests	1.9	13.0	27.9	39.2

	2.4	31.0	57.0	90.2

Earnings (loss) per share attributable to the Company - basic	0.07	0.62	1.05	1.72

Weighted Average Shares outstanding (in thousands) - basic	27,252	29,003	28,128	29,527

Net income (loss) attributable to the Company -diluted	2.0	18.0	29.6	50.7

Earnings (loss) per share attributable to the Company - diluted	0.07	0.61	1.04	1.68

Weighted Average Shares outstanding (in thousands) - diluted	27,653	29,627	28,575	30,244

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.79 against US$1.00 as of Dec. 31, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the Three Months and the Year Ended Dec. 31, 2015 and Dec. 31, 2014

Figures in Million of NT dollars (NTD)

Except for Per Share Amounts and Shares Outstanding

	3 months ended		Year ended
	Dec. 31, 2015	Dec. 31, 2014	Dec. 31, 2015	Dec. 31, 2014
	NTD	NTD	NTD	NTD
Revenue	4,755.0	5,796.4	19,869.4	22,005.1
Cost of revenue	(3,845.7)	(4,336.1)	(15,735.6)	(16,782.2)

Gross profit	909.3	1,460.3	4,133.8	5,222.9

Other operating income	64.8	96.4	126.0	182.3
Research and development expenses	(219.6)	(175.8)	(747.8)	(678.8)
Sales and marketing expenses	(20.4)	(23.3)	(94.6)	(101.8)
Administrative and general expenses	(262.7)	(193.6)	(817.7)	(755.6)
Other operating expenses	(3.2)	0.8	(12.5)	(144.6)

Operating profit	468.2	1,164.8	2,587.2	3,724.4

Non-operating income (expenses), net	(5.8)	165.5	224.6	250.4

Profit (loss) before tax	462.4	1,330.3	2,811.8	3,974.8
Income tax benefit (expense)	(297.8)	(323.2)	(935.8)	(1,036.3)

Profit (loss) for the year	164.6	1,007.1	1,876.0	2,938.5

Attributable to:
Equity holders of the Company	65.9	589.1	970.1	1,663.2
Non-controlling interests	98.7	418.0	905.9	1,275.3

	164.6	1,007.1	1,876.0	2,938.5

Profit (loss) for the year	164.6	1,007.1	1,876.0	2,938.5
Other comprehensive income (loss)
Exchange differences on translation of foreign operations	(52.1)	22.8	27.6	29.9
Net actuarial losses	(41.9)	(14.5)	(41.9)	(14.5)
Income tax effect	7.1	2.5	7.1	2.5

Total other comprehensive income (loss)	(86.9)	10.8	(7.2)	17.9

Total comprehensive income (loss)	77.7	1,017.9	1,868.8	2,956.4

Attributable to:
Equity holders of the Company	15.3	591.9	954.7	1,670.2
Non-controlling interests	62.4	426.0	914.1	1,286.2

	77.7	1,017.9	1,868.8	2,956.4

Earnings (loss) per share attributable to the Company - basic	2.42	20.31	34.49	56.33

Weighted Average Shares outstanding (in thousands) - basic	27,252	29,003	28,128	29,527

Net income (loss) attributable to the Company -diluted	65.9	589.1	970.1	1,663.2

Earnings (loss) per share attributable to the Company - diluted	2.38	19.88	33.95	54.99

Weighted Average Shares outstanding (in thousands) - diluted	27,653	29,627	28,575	30,244

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2015, and Dec. 31, 2014

Figures in Million of U.S. dollars (USD) (1)

	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014
	USD	USD	USD
ASSETS
Non-current assets
Available-for-sale financial assets	0.3	0.6	6.6
Investment in associates	10.6	10.3	—
Property, plant & equipment	430.1	424.8	411.6
Other non-current assets	10.4	10.8	9.6

Total non-current assets	451.4	446.5	427.8

Current assets
Inventories	50.9	53.4	52.0
Accounts and notes receivable	118.6	121.7	148.7
Short-term deposits	2.6	2.2	8.2
Other current assets	10.2	9.0	25.0
Cash and cash equivalents	369.9	359.7	465.6

Total current assets	552.2	546.0	699.5

Total assets	1,003.6	992.5	1,127.3

EQUITY AND LIABILITIES
EQUITY
Issued capital	1.0	1.0	1.0
Capital surplus	297.6	297.9	356.7
Treasury stock	—	—	(1.6)
Retained earnings	81.3	80.0	75.7
Other component of equity	14.4	15.3	13.9

Equity attributable to equity holders of the Company	394.3	394.2	445.7

Non-controlling interests	243.8	238.1	258.3

Total equity	638.1	632.3	704.0

LIABILITIES
Non-current liabilities
Bank loans-non-current portion	152.1	152.0	139.1
Other non-current liabilities	18.6	17.6	17.9

Total non-current liabilities	170.7	169.6	157.0

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	37.6	36.3	72.7
Other current liabilities	74.9	66.2	93.7
Bank loans – current portion	47.3	47.2	46.0
Short-term bank loans	35.0	40.9	53.9

Total current liabilities	194.8	190.6	266.3

Total liabilities	365.5	360.2	423.3

Total equity and liabilities	1,003.6	992.5	1,127.3

Note:

(1)	All U.S. dollar figures in this release are based on the exchange rate of NT$32.79 against US$1.00 as of Dec. 31, 2015. The convenience translation should not be construed as representations that the NT dollar amounts have been, or could be in the future be, converted into US dollars at this or any other exchange rate.

ChipMOS TECHNOLOGIES (Bermuda) LTD.

UNAUDITED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of Dec. 31, Sep. 30, 2015, and Dec. 31, 2014

Figures in Million of NT dollars (NTD)

	Dec. 31, 2015	Sep. 30, 2015	Dec. 31, 2014
	NTD	NTD	NTD
ASSETS
Non-current assets
Available-for-sale financial assets	9.9	18.5	217.7
Investment in associates	346.3	336.0	—
Property, plant & equipment	14,102.3	13,929.6	13,494.9
Other non-current assets	341.7	355.1	315.9

Total non-current assets	14,800.2	14,639.2	14,028.5

Current assets
Inventories	1,667.7	1,751.0	1,704.7
Accounts and notes receivable	3,890.5	3,989.5	4,876.7
Short-term deposits	85.2	71.7	269.4
Other current assets	337.6	296.4	819.1
Cash and cash equivalents	12,127.4	11,795.6	15,265.2

Total current assets	18,108.4	17,904.2	22,935.1

Total assets	32,908.6	32,543.4	36,963.6

EQUITY AND LIABILITIES
EQUITY
Issued capital	31.9	31.9	34.0
Capital surplus	9,757.2	9,768.4	11,695.2
Treasury stock	—	—	(52.5)
Retained earnings	2,667.7	2,623.5	2,483.5
Other component of equity	472.0	502.3	456.6

Equity attributable to equity holders of the Company	12,928.8	12,926.1	14,616.8

Non-controlling interests	7,996.4	7,805.6	8,470.2

Total equity	20,925.2	20,731.7	23,087.0

LIABILITIES
Non-current liabilities
Bank loans – non-current portion	4,985.8	4,983.1	4,560.0
Other non-current liabilities	610.8	578.0	586.9

Total non-current liabilities	5,596.6	5,561.1	5,146.9

Current liabilities
Accounts payable and payables to contractors and equipment suppliers	1,232.4	1,190.4	2,382.4
Other current liabilities	2,456.8	2,172.2	3,070.8
Bank loans – current portion	1,548.7	1,548.1	1,508.2
Short-term bank loans	1,148.9	1,339.9	1,768.3

Total current liabilities	6,386.8	6,250.6	8,729.7

Total liabilities	11,983.4	11,811.7	13,876.6

Total equity and liabilities	32,908.6	32,543.4	36,963.6

RECONCILIATIONS OF NON-GAAP MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

The table below sets forth a reconciliation of our operating profit to non-GAAP free cash flow for the periods indicated:

	Three months ended
	December 31, 2015	September 30, 2015	December 31, 2014
	USD	USD	USD
Operating profit	14.3	15.4	35.5
Add: Depreciation	23.7	23.2	21.7
Amortization	0.0	0.0	0.0
Interest income	0.5	0.5	0.5
Less: Capital expenditures	(29.7)	(29.2)	(48.3)
Non-controlling interest	(3.0)	(7.5)	(12.7)
Interest expense	(0.9)	(1.0)	(1.0)
Income tax expense	(9.1)	(3.8)	(9.8)
Dividend	(3.8)	—	(3.8)

Non-GAAP free cash flow	(8.0)	(2.4)	(17.9)

The table below sets forth a reconciliation of our operating profit to non-GAAP EBITDA for the periods indicated:

	Three months ended,
	December 31, 2015	September 30, 2015	December 31, 2014
	USD	USD	USD
Operating profit	14.3	15.4	35.5
Add: Depreciation	23.7	23.2	21.7
Amortization	0.0	0.0	0.0

Non-GAAP EBITDA	38.0	38.6	57.2

The table below sets forth a calculation of our non-GAAP net debt to equity ratio for the periods indicated:

	December 31, 2015	September 30, 2015	December 31, 2014
	USD	USD	USD
Short-term bank loans	35.0	40.9	53.9
Long-term bank loans (including current portion)	199.4	199.2	185.1
Less: Cash and cash equivalents	(369.9)	(359.7)	(465.6)

Net debt	(135.5)	(119.6)	(226.6)

Equity attributable to equity holders of the Company	394.3	394.2	445.7

Net debt to equity ratio	-34.4%	-30.3%	-50.8%